UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2017

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate East

2 Namtai Road, Gushu, Xixiang

Baoan District, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: May 2, 2017	By:	/s/ M.K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman

FIRST QUARTER NEWS RELEASE

Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com)
Mr. Kevin McGrath	or the SEC website (www.sec.gov) for Nam Tai press releases
Managing Partner of Cameron Associates	and financial statements.
Tel.:212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI PROPERTY INC.

Reports Q1 2017 Results

SHENZHEN, PRC – May 2, 2017 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the first quarter ended March 31, 2017.

KEY HIGHLIGHTS

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results
	Q1 2017	Q1 2016	YoY(%)(b)
Operation income	$594	$654	(9)
Net operation income	$594	$204	191
% of operation income	100.0%	31.2%
Operating loss	$(1,390)	$(2,019)	—
% of operation income	(234.0%)	(308.7%)
per share (diluted)	$(0.04)	$(0.06)	—
Net income (loss) (a)	$1,814	$(341)	—
% of operation income	305.4%	(52.1%)
Basic income (loss) per share	$0.05	$(0.01)	—
Diluted income (loss) per share	$0.05	$(0.01)	—
Weighted average number of shares (’000)
Basic	36,466	36,700
Diluted	36,990	36,700

Notes:

(a)	Net income for the three months ended March 31, 2017 mainly included interest income of $2.5 million earned from time deposits, exchange gain of $0.8 million as a result of the appreciation of Renminbi against the US dollar in Q1 2017 and net operation income of $0.6 million, but partly offset by general and administrative expenses of $2.0 million. Further details can be found in the “Operating Results” section on page 2 below.
(b)	Percentage change is not applicable if either of the two periods contains a loss.
(c)	Capitalization on project investment was $1.4 million for Q1 2017 and our accumulated project investment was $39.4 million up to March 31, 2017, which was recorded under the account of real estate properties under development in the balance sheet as at March 31, 2017.
(d)	This information has been published on the Company’s website http://www.namtai.com/investors#investors/quarterly_earnings under the quarterly earnings report of Q1 2017, “Condensed Consolidated Statements of Comprehensive Income” beginning on page 7.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FIRST QUARTER OF 2017

Key Highlights of Financial Position

	As at March 31, 2017		As at December 31, 2016		As at March 31, 2016
Cash, cash equivalents and short term investments	$182.7 million	(a)	$184.2 million	(a)	$207.5 million
Ratio of cash(b) to current liabilities	18.15		14.79		35.26
Current ratio	20.47		16.63		39.39
Ratio of total assets to total liabilities	24.79		19.98		46.07
Return on equity	3.1%		(3.8%)		(0.5%)
Ratio of total liabilities to total equity	0.04		0.05		0.02

Notes:

(a)	Compared with December 31, 2016, the decrease of $1.5 million in the cash, cash equivalents and short term investments as at March 31, 2017 was mainly due to $1.4 million capitalized for land development project, which was recorded under the account of real estate properties under development in the balance sheet as at March 31, 2017.
(b)	Cash in the financial ratio included cash, cash equivalents and short term investments in the amount of $182.7 million, $184.2 million and $207.5 million as at March 31, 2017, December 31, 2016 and March 31, 2016, respectively.

OPERATING RESULTS

Operation income for the first quarter of 2017 and the corresponding quarter of last year were mainly derived from properties and lands located in Shenzhen, the PRC. Operating loss for the first quarter of 2017 was $1.4 million, a decrease of $0.6 million, compared to operating loss of $2.0 million for the first quarter of 2016.

Net income for the first quarter of 2017 was $1.8 million and mainly represented interest income of $2.5 million earned from time deposits, exchange gain of $0.8 million as a result of the appreciation of Renminbi against the US dollar in the first quarter of 2017, and net operation income of $0.6 million, but partly offset by general and administrative expenses of $2.0 million, or income of $0.05 per diluted share. Compared to the financial results for the corresponding period in 2016, the net loss of $0.3 million mainly represented general and administrative expenses of $2.2 million, but partly offset by the interest income of $1.6 million earned from time deposits and net operation income of $0.2 million, or a loss of $0.01 per diluted share.

As the majority of our assets are denominated in Renminbi, the translation of Renminbi-denominated assets to US dollars for reporting purposes has resulted in foreign exchange gain in this quarter. Due to fluctuations in the exchange rate of Renminbi against the US dollar, foreign exchange gain for the first quarter of 2017 was $0.8 million, or amounting to approximately 47% of our net income for this period. However, since the majority of our payment obligations are also denominated in Renminbi, we do not expect the movement of Renminbi against the US dollar to materially and adversely impact our business.

Capitalization on project investment was $1.4 million for Q1 2017 and our accumulated project investment was $39.4 million up to March 31, 2017, which was recorded under the account of real estate properties under development in the balance sheet as at March 31, 2017.

Our business of land development is currently in the preparatory stage where it takes time to apply for and obtain the relevant licences from the PRC government. During this period, our only sources of income are limited deposit interest and rental income; therefore, we expect to continue to incur losses in the meantime.

Please see the Company’s Condensed Consolidated Statements of Comprehensive Income beginning on page 7 below for further details. This information has also been published on the Company’s website at http://www.namtai.com/investors#investors/quarterly_earnings in the quarterly earnings report of Q1 2017.

COMPANY OUTLOOK

With respect to the development of “Inno Park” and “Inno City” in Shenzhen, the PRC, the construction permit application processes are proceeding smoothly and every related step is progressing on schedule and within the Company’s expectations.

As part of our preparation for the development of “Inno Park”, the Company is pleased to report that, following our internal team’s close collaboration with the external project management company (WSP Parsons Brinckerhoff), quantity surveyor (Currie & Brown) and architectural design firm (Ronald Lu and Partners) on the construction drawing design and organization of the tender for the general construction contractor, the main construction contractor will be selected and ready to be engaged and commence work in the beginning of 2018. As the construction work will start ahead of schedule, the groundbreaking ceremony for the construction of the basement area will be held on May 5, 2017.

As part of our preparation for the development of “Inno City”, the PRC Government has verbally agreed and approved the construction of Phase I and II of “Inno City” to be combined together as one single project and the Company is currently waiting for the official approval from the PRC Government. This could significantly lower the costs and shorten the time of the construction. The Company will select one architectural design firm out of four potential candidates; the selection of the project management company and quantity surveyor is still in progress, but they are expected to be engaged and commence work before July 2017. As the Inno City Project will commence ahead of schedule, the Company is required to demolish all the old factory buildings between October to December 2017; as such, the Company purchased new office premises for a total amount of $13.5 million in April 2017.

Part I: Summary of gross floor areas for the two projects:

	Inno Park Shenzhen, Guangming (Approved)		Inno City Shenzhen, Gushu (Planned)
Plot ratios	2.59		6.00
Gross floor area (“GFA”) sq meters	Office	175,406	Office + Soho	187,880
	Apartment	61,000	Apartment	48,300
	Commercial	28,594	Commercial	25,000
	Other	4,159	Other	7,200
	269,159		268,380
Underground floor area sq meters	66,649		80,000
Total CFA (construction floor area) sq meters	335,808		348,380
Remark	The above Inno City’s figures are subject to adjustment upon the final approval of the relevant authorities in China.

Part II: Timetable for the two projects:

		Main Certificates	Estimated Completion Time
			Inno Park	Inno City	2017		2018		2019		2020		2021
A		Land Use Permit	Obtained Jun 4, 2015	Mar. 2018			*
B		Land Certificate	Obtained Sep 21, 2015	Jun. 2018			*
C		Planning Permit of Construction Engineering	Jul. 2017	Jul. 2018		Δ		*
D	D1	Early Construction Permit of Pile Foundation	May. 2017	Nov. 2018	Δ			*
	D2	Construction Permit for Project	Nov. 2017			Δ
	D3	Main Construction Acceptance	May. 2019	Sep. 2020					Δ			*
	D4	Completion Time	Sep. 2019	Jan. 2021						Δ			*
E		Real Estate Certificate	Mar. 2020	Jul. 2021							Δ			*
Remark

1.     Blue triangles Δ represent “Inno Park”, while red stars * are for “Inno City”.

2.     Construction period, which is calculated from the date of obtaining Certificate B, is always three years, including one year of design and two years of construction.

3.     The construction of “Inno Park” has commenced from April 2017.

4.     The construction of “Inno City” is expected to commence before December 2018.

Part III: Budgetary Estimate for the two projects:

	Total Cost (Million US$)	Inno Park	Inno City
1	Construction Cost	312	415
2	Operation Cost	69	43

	Total	381	458

Remark

The total cost amount of $839 million for this Schematic Design Estimation for the two projects created by quantity surveyor (Currie & Brown) was based on a scheme from an architectural design firm with binding force on the relevant parties, and will be used for cost control including design, construction, operation, etc.

This estimation does not include the costs of land premium, interior design and marketing when the two projects are offered for sale.

As for our Wuxi plant, the factory building continues to be listed for sale and we still expect it to be sold sometime during or within 2017. An auction is under preparation and we are currently preparing the concerned executive plan and looking for potential buyers. This auction is scheduled to complete in September 2017.

Appointment of Chief Executive Officer

Effective May 1, 2017, Mr. Julian Lin (“Mr. Lin”), will be appointed as Chief Executive Officer of the Company. He has worked with the Company as our chief external SEC counsel for 5 years and has familiarized himself with the finance, business and operations of Nam Tai Group. Mr. Lin has been practicing as an attorney for more than 15 years and has previously worked in one of the largest U.S. law firms in Hong Kong before joining the Company. His legal practice encompasses a broad range of capital markets, private equity, mergers and acquisitions. He has substantial experience in fundraising activities, both in the establishment of the funds and in their investment activities.

Due to his diverse legal experience, the Company is confident that Mr. Lin can assume the position of Chief Executive Officer to advise on the legal aspects of the Company’s construction projects and to support the continuous growth of the Company.

Potential Risks in our business

We currently derive a majority of our income from rental and interest income but please note that our rental income will cease after October 2017. Since 2016, we have seen a stabilizing trend on the benchmark interest rates in China. However, due to the current economic conditions in China, we expect the People’s Bank of China to keep Renminbi-denominated official time deposit interest rates in China at a low level throughout 2017. With this lower interest rate and rental income, we expect to continue to incur operating losses in 2017 and beyond.

As the majority of our assets are denominated in Renminbi, the translation of Renminbi-denominated assets to US dollars for our reporting purposes has resulted in foreign exchange gain in this quarter. As such, we do expect to see fluctuations in the reporting of foreign exchange loss/gain in the financial statements due to the movement of Renminbi against the US dollar. Nevertheless, as a majority of our payments are in Renminbi, we also do not expect the movement of Renminbi against the US dollar to adversely impact our business.

In order for the Projects to proceed smoothly and start ahead of the schedule, it is necessary for the Company to negotiate with banks for the implementation of funds needed to assist in future development of the Projects.

As of end of March, 2017, we had a total cash balance of $182.7 million and no debt. With our current cash position, we believe our finances remain healthy to fund the initial stages of these property development projects for the coming one and half years. All of our land development related applications are subject to government policies and regulations in the real estate market. As this is our first venture into land development projects after the cessation of our LCM business, we may encounter industry-specific difficulties that result in losses as we progress with our projects in Shenzhen. As we are currently in the planning stage for our property projects and can only generate limited income from deposit interest income and rental income, we will continue to record operating losses. Cash on hand is expected to decrease continuously, but most of the expenses incurred will be for project development, which will be capitalized as real estate properties under development (non-current asset) on our balance sheet. For more information on risks in our business, please refer to the Risk Factors section of our 2016 Annual Report on Form 20-F as filed with the SEC and on our website.

According to our project development plan, project investment for Q2 2017 is estimated to be $7.5 million, and project investment for the year of 2017 is estimated to be $60 million.

The information contained in or that can be accessed through the website mentioned in this announcement does not form part of this announcement.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2016 AND 2017

As announced on December 12, 2016, the Company had set the payment schedule of quarterly dividends for 2017. The dividend for Q2 2017 was paid on April 20, 2017.

The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2017.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2017	December 31, 2016	January 20, 2017	$0.07	PAID
Q2 2017	March 31, 2017	April 20, 2017	$0.07	PAID
Q3 2017	June 30, 2017	July 20, 2017	$0.07
Q4 2017	September 30, 2017	October 20, 2017	$0.07

Total for Full Year 2017			$0.28

The Company’s decision to continue making dividend payments in 2017 as set out and confirmed in the above table does not necessarily mean that cash dividend payments will continue thereafter or at the same amount. Whether future dividends after 2017 are to be declared will depend upon Company’s future growth and earnings at each relevant period, of which there can be no assurance, and the Company’s cash flow needs for business operations and transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2017, and we also cannot assure you what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2017

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management has decided to follow approximately the same schedule in 2016 for its release of the 2017 quarterly financial results. Details of the expected quarterly release dates are as follows:

Announcements of Financial Results
Quarter	Date of release
Q1 2017	May 2, 2017 (Tuesday)
Q2 2017	July 31, 2017 (Monday)
Q3 2017	October 30, 2017 (Monday)
Q4 2017	January 29, 2018 (Monday)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, and the successful redevelopment of the two parcels of properties; the sufficiency of the Company’s cash position and other sources of liquidity to fund its property developments; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2017 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depends upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2017, what amount those dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all; and whether we will purchase any of our shares in the open markets or otherwise. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer. We hold two parcels of land located in Gushu and Guangming, Shenzhen, China. We are converting these two parcels of land that formerly housed the manufacturing facilities of our prior businesses into high-end commercial complexes. We expect we will derive our principal income in the future from rental income from these commercial complexes.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE PERIODS ENDED MARCH 31, 2017 AND 2016

(In Thousands of US dollars except share and per share data)

	Three months ended March 31,
	2017	2016

Operation income (1)	$594	$654
Operation expense	—	450

Net operation income	594	204

Costs and expenses
General and administrative expenses	1,984	2,223

	1,984	2,223

Operating loss	(1,390)	(2,019)

Other income, net(2)	728	83
Interest income	2,476	1,595

Income (loss) before income tax	1,814	(341)
Income tax	—	—

Consolidated income (loss)	1,814	(341)
Other comprehensive income	—	—

Consolidated comprehensive income (loss) (3)	$1,814	$(341)

Income (loss) per share
Basic	$0.05	$(0.01)
Diluted	$0.05	$(0.01)

Weighted average number of shares (’000)
Basic	36,466	36,700
Diluted	36,990	36,700

Notes:

(1)	The property at phase 2 in Gushu has been rented to a third party lessee with a term of three and a half years since May 2014.
(2)	Other income, net, included exchange gain of $0.8 million for the three months ended March 31, 2017.
(3)	Consolidated comprehensive income for the three months ended March 31, 2017 mainly included interest income of $2.5 million earned from time deposits, exchange gain of $0.8 million as a result of the appreciation of Renminbi against the US dollar in Q1 2017 and net operation income of $0.6 million, but partly offset by general and administrative expenses of $2.0 million.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS AT MARCH 31, 2017 AND DECEMBER 31, 2016

(In Thousands of US dollars)

	March 31, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents(1)	$73,184	$94,558
Short term investments(1)	109,522	89,624
Prepaid expenses and other receivables (3)	4,279	4,034
Assets held for sale	19,080	18,970

Total current assets	206,065	207,186

Real estate properties under development, net(2) (3)	39,395	37,779
Property, plant and equipment, net(3)	3,996	3,735
Other assets(3)	102	101

Total assets	$249,558	$248,801

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable(3)	$708	$845
Accrued expenses and other payables(3)	1,690	1,405
Dividend payable	7,669	10,205

Total current liabilities	10,067	12,455

EQUITY
Shareholders’ equity:
Common shares	365	364
Additional paid-in capital	242,341	241,536
Retained earnings	8,406	6,607
Accumulated other comprehensive loss(4)	(11,621)	(12,161)

Total shareholders’ equity	239,491	236,346

Total liabilities and shareholders’ equity	$249,558	$248,801

Note:

(1)	According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months in amount of $109.5 million and $89.6 million as at March 31, 2017 and December 31, 2016, respectively, are not classified as cash and cash equivalents but are separately disclosed as short term investments in the balance sheet.
(2)	Capitalization on project investment was $1.4 million for Q1 2017, and our accumulated project investment was $39.4 million up to March 31, 2017.
(3)	Certain comparative amounts have been reclassified to conform with the current period’s presentation and disclosure.
(4)	Accumulated other comprehensive loss represented foreign currency translation adjustment.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE PERIODS ENDED MARCH 31, 2017 AND 2016

(In Thousands of US dollars)

	Three months ended March 31
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income (loss)	$1,814	$(341)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	76	1,004
Gain on disposal of property, plant and equipment	(19)	—
Share-based compensation expenses	240	—
Unrealized exchange gain	(221)	—
Changes in current assets and liabilities:
Increase in prepaid expenses and other receivables	(242)	(231)
Increase (decrease) in accrued expenses and other payables(1)	276	(11)

Total adjustments	110	762

Net cash provided by operating activities	$1,924	$421

CASH FLOWS FROM INVESTING ACTIVITIES
Payment of real estate properties under development(1)	$(1,405)	$(1,047)
Purchase of property, plant & equipment(1)	(116)	(52)
Decrease in deposits for real estate properties under development(1)	20	476
(Increase) decrease in deposits for purchase of property, plant and equipment(1)	(217)	5
Proceeds from disposal of property, plant and equipment	19	—
Cash received from finance lease receivable	—	1,048
Increase in short term investments	(19,891)	(10,682)

Net cash used in investing activities	$(21,590)	$(10,252)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(2,551)	$(734)
Proceeds from options exercise	403	—

Net cash used in financing activities	$(2,148)	$(734)

Net decrease in cash and cash equivalents	$(21,814)	$(10,565)
Cash and cash equivalents at beginning of period	94,558	157,371
Effect of exchange rate changes on cash and cash equivalents and short term investments	440	(9)

Cash and cash equivalents at end of period	$73,184	$146,797

Note:

(1)	Certain comparative amounts have been reclassified to conform with the current period’s presentation and disclosure.

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED MARCH 31, 2017 AND 2016

(In Thousands of US dollars)

1.	These financial statements, including the consolidated balance sheet as of December 31, 2016, which was derived from audited financial statements, do not include all of the information and notes required by U.S. generally accepted accounting principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2016.

2.	In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year.

3.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive income (loss) was $1,814 and $(341) for the three months ended March 31, 2017 and 2016, respectively.

4.	A summary of the operation income, other income, net, net income (loss) and long-lived assets by geographical areas is as follows:

	Three months ended March 31,
	2017	2016
OPERATION INCOME WITHIN:
-PRC, excluding Hong Kong	$594	$654

OTHER INCOME, NET:
- Gain on exchange difference	$847	$1
- Interest income from finance lease receivable	—	16
- Loss from Wuxi operations	(166)	(173)
- Others	47	239

Total income (expenses), net	$728	$83

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(328)	$(925)
- Hong Kong	2,142	584

Total net income (loss)	$1,814	$(341)

	March 31, 2017	December 31, 2016
LONG-LIVED ASSETS WITHIN:
- Real estate properties under development in PRC, excluding Hong Kong	$39,395	$37,779
- Property, plant and equipment in PRC, excluding Hong Kong	725	507
- Hong Kong	3,271	3,228

Total long-lived assets	$43,391	$41,514